March 1, 2002

Texas Standard Oil Company

6371 Richmond Avenue

Houston, Texas 77057

Ladies and Gentlemen:

You have requested our opinion regarding the material U.S. federal income tax consequences expected to result to holders of units in the Freeport-McMoran Oil and Gas Royalty Trust, a Texas trust created effective September 30, 1983 (the "ROYALTY TRUST"), upon the exchange of such units for shares of the common stock, par value $.01 per share, of Texas Standard Oil Company, a Texas corporation (the "COMPANY"), pursuant to the transactions described in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "COMMISSION") on January 10, 2002, as amended (the "REGISTRATION STATEMENT"). For purposes of this opinion, the term "ROYALTY PARTNERSHIP" refers to the Freeport-McMoran Oil and Gas Royalty Partnership, a Texas partnership owned 99.9% by the Royalty Trust. All capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

For the purpose of rendering our opinion, we have examined and relied upon copies of the Royalty Trust Indenture establishing the Royalty Trust, the First Amended and Restated Articles of General Partnership of the Royalty Partnership, the Proxy Statement of the Royalty Trust filed with the Commission on August 30, 2001, as amended, financial statements of the Royalty Trust filed with the Commission and other documents, including the Registration Statement filed by the Company, as we have deemed necessary or appropriate.

In the event that the transactions described in the Registration Statement are or have been consummated in a manner that is inconsistent with the manner in which it is described in the Registration Statement, our opinion may be adversely affected and may not be relied upon.

We have advised you in connection with the material U.S. federal income tax consequences described in the Registration Statement. We confirm that the statements of law and legal conclusions contained in the "Material Federal Income Tax Consequences" section in the Registration Statement constitute our opinion.

This opinion represents and is based upon our best judgment regarding the application of U.S. federal income tax laws arising under the Code, Treasury Regulations, judicial decisions and published rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not assert a contrary position or that a court will not reach a different conclusion. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the U.S. federal income tax laws.

This opinion addresses only the matters set forth herein and does not address any other U.S. federal, state, local or foreign tax consequences that may result from the transactions described in the Registration Statement.

This opinion is being delivered to you and may be referenced and referred to in the "Material Federal Income Tax Consequences" section in the Registration Statement. It is not to be used, circulated, quoted or otherwise referred to for any other purposes without our express written permission. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the captions listed above that is part of the Registration Statement.

Sincerely,



Haynes and Boone, LLP